SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Any statements made during this presentation referring to the Company’s business outlook, projections and financial and operating goals represent beliefs and assumptions of the Management of Net Serviços de Comunicação S.A and are based on information currently available to the Company. Forward -looking statements do not guarantee performance. These take in risks, uncertainties and premises since they refer to future events and, therefore depend on circumstances that may not occur.

The audience should understand that general economic and industry conditions, as well as, other operating factors may affect the Company’s future results and lead to outcomes that may be materially different from those expressed in such forward -looking statements.

Mission: “To be the best multi service through cable option, connecting people from their homes to the world."

Values: “Integrity, Results, Excellency, Team work and Pragmatic Attitude"

Highlights:
  Bidirectional network reached 3.2 million homes passed at the end of the 1Q07;

  Digital base grew by 226,100 clients, reaching 13.6% of the total Pay TV client base;

  Changes in the depreciation criteria of some assets reduced net income.

  RGU grew by 55% on 1Q06 figures

  Through a combined offering it was possible to better serve the different income segments and entertainment profile.

Pay TV growth continued with a strong performance.

Net leads the Pay TV market share in the main cities of the country.

Net’s performance continues higher than its peers at its coverage area.

Reliability and the high speed product enabled by the cable technology has been resulting in market share gain

More than 99% of Net Fone Via Embratel Base is a client of, at least, one other service

Operating Income (EBIT) in the quarter was influenced by the accelerated depreciation rate

Bidirecting and digitalization projects: R$ 28.0 million

Current Capex: R$ 114.3 million

Variable Capex: 92%

  Investments driven to improving the bidirectional network and digital services increased net debt, but the net debt / EBITDA ratio remained stable.

High Liquidity:

NETC4 represented approximately 2.2% of the Bovespa Index.

In the last 3 months, average financial volume totaled R$ 53.0 million.

Average ADR traded volume grew from US$841 thousand in 1Q06 to US$ 4.1 million in 1Q07

First step for the acquisition of Vivax already concluded.

The exchange ratio remains within the parameters set forth at the offering proposal.

Financial Indicators	1Q07	1Q06
EBITDA / Interest Expenses	4,71	3,23
Current Liquidity	1,73	1,63
Net Debt / EBITDA	0,84	0,80
Net Debt / Enterprise Value	0,05	0,07

EBITDA / Connected Clients	$292	$283
Net Revenue / Connected Clients	$1.091	$1.042

18 sell side main banks analyst coverage

Earnings Estimate	2007

Net Revenue (R$ MM)	2,353
EBITDA (R$ MM)	658
EBITDA Margin	28.0%
Net Income (R$ MM)	259

Target Price (R$ per share)	30.16
EV/EBITDA	9.6

PTV Subscribers	1,947
Broadband Subscribers	1,018
Fone Subscribers	334

NET’s Corporate Governance best practices have been recognized by investors and by the financial community
  Bovespa Level 2 Company, with 100% Tag Along rights for all shareholders;

  Permanent Fiscal Council with 3 independent members, being 2 of them hired by an independent headhunter and 1 indicated by minority shareholders;

  Board of Directors with 20% of independent members;

  Periodic meetings with the financial community, respecting a 15-day Quiet Period before earnings release;

  SOX

  Accelerated growth with an adequate return;

  Solid Triple Play (PTV, Broadband and Voice) offering;

  Growing importance as a Broadband service provider in Brazil (NET Virtua);

  Adequate capital structure to support accelerated growth;

  Acquisition of Vivax creates synergy in NET costs structure;

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.